UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01

Eunos Techpark

Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65-6327-1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

As disclosed on Form 6-K with the Securities and Exchange Commission (the “Commission”) on August 6, 2025 by EUDA Health Holdings Limited (“EUDA” or the “Company”), the Company entered into a convertible promissory note purchase agreement dated as of August 1, 2025 (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) to purchase one or more convertible promissory notes (the “Notes”) in an aggregate amount not to exceed $10,000,000. Shares to be issued upon conversion of the Notes will be issued pursuant to a prospectus supplement to be filed with the Commission on or around August 8, 2025, and the prospectus included in the Company’s Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024. The Company is filing with this Current Report an opinion of counsel in connection with these shares.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the ordinary shares (or the Notes) nor shall there be any sale of the ordinary shares (or the Notes) in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Exhibits

5.1	Opinion of Conyers Dill & Pearman Pte. Ltd.
23.1	Consent of Conyers Dill & Pearman Pte. Ltd. (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 8, 2025

EUDA Health Holdings Limited

	By:	/s/ Vivian Tay
	Name:	Vivian Tay
	Title:	Interim Chief Financial Officer